UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2025 (Report No. 6)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

This Report of Nano Dimension Ltd. (the “Company”) consists of (i) the audited consolidated financial statements as of December 31, 2024, (ii) the consent of the Company’s auditors, and (iii) the Company’s management’s annual report on internal control over financial reporting, which are attached hereto as Exhibits 99.1, 99.2 and 99.3 respectively.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004, 333-249284, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Audited Consolidated Financial Statements of Nano Dimension Ltd., as of December 31, 2024.
99.2	Consent of Somekh Chaikin, Member Firm of KPMG International.
99.3	Management's Annual Report on Internal Control over Financial Reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 30, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

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